UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 April 2026
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Page 1 of 9
EXPLANATORY NOTE
This report on Form 6-K, which includes the unaudited consolidated results of Lloyds Banking Group plc for the three months ended 31 March 2026, is being incorporated by reference into the Registration Statement with File
No. 333-287829.
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the
Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’,
‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’,
‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to:
projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-
weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the
Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results
(including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs);
imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand;
exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required;
changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the
Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements;
risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks;
technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and
potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange
Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Page 2 of 9
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2026 £m	Three months ended 31 Mar 2025 £m

Net interest income	3,483	3,204
Other income	1,701	1,491
Total income	5,184	4,695
Operating expenses	(2,865)	(2,868)
Impairment	(294)	(310)
Profit before tax	2,025	1,517
Tax expense	(470)	(383)
Profit after tax	1,555	1,134

Profit attributable to ordinary shareholders	1,413	1,006
Profit attributable to other equity holders	118	115
Profit attributable to non-controlling interests	24	13
Profit after tax	1,555	1,134

Ordinary shares in issue (weighted-average – basic)	58,801m	60,589m
Basic earnings per share	2.4p	1.7p

Page 3 of 9
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2026 £m	At 31 Dec 2025 £m

Assets
Cash and balances at central banks	62,128	56,661
Financial assets at fair value through profit or loss	238,626	240,413
Derivative financial instruments	22,307	19,727
Financial assets at amortised cost	565,121	553,672
Financial assets at fair value through other comprehensive income	35,442	36,320
Other assets	44,501	37,279
Total assets	968,125	944,072
Liabilities
Deposits from banks	7,476	5,779
Customer deposits	495,924	496,457
Repurchase agreements at amortised cost	41,014	38,570
Financial liabilities at fair value through profit or loss	31,425	27,909
Derivative financial instruments	19,568	16,132
Debt securities in issue at amortised cost	91,884	78,271
Liabilities arising from insurance and participating investment contracts	131,334	135,284
Liabilities arising from non-participating investment contracts	60,630	61,640
Other liabilities	31,771	26,269
Subordinated liabilities	8,868	9,894
Total liabilities	919,894	896,205
Total equity	48,231	47,867
Total equity and liabilities	968,125	944,072
CAPITAL METRICS

	At 31 Mar 2026	At 31 Dec 2025

Risk-weighted assets	£240.8bn	£235.5bn
Common equity tier 1 ratio	13.4%	14.0%
Total capital ratio	18.2%	18.9%
MREL ratio	31.7%	32.2%
UK leverage ratio	5.1%	5.4%

Page 4 of 9
FINANCIAL REVIEW
Income statement
The Group’s statutory profit before tax for the first three months of 2026 was £2,025 million, 33% higher than in the first three months of 2025, reflecting higher total income, controlled costs and benign impairments. Profit after tax was £1,555 million and earnings per share were 2.4 pence (three months to March 2025: £1,134 million and
1.7 pence respectively).
Total income for the three months to 31 March 2026 was £5,184 million, an increase of 10% on the prior year (three months to 31 March 2025: £4,695 million). Net interest income of £3,483 million was up 9% (three months to
31 March 2025: £3,204 million), driven by higher average interest-earning assets and a higher margin. The margin benefitted from stronger structural hedge income as eligible balances were reinvested into a higher rate environment alongside strong customer led growth, partially offset by asset margin compression, in particular in the UK mortgages portfolio.
Other income increased by 14% to £1,701 million (three months to 31 March 2025: £1,491 million), with a higher net investment return and finance result in respect of insurance and investment contracts, higher net fee and commission income and higher other operating income, partially offset by a lower insurance service result. Net fee and commission income increased by 18% as a result of strengthening customer activity, while other operating income increased by 8% as a result of vehicle fleet growth and higher average vehicle rental values in UK Motor
Finance within Retail.
Total operating expenses of £2,865 million (31 March 2025: £2,868 million) reflected increased cost savings and a lower severance expense. These were offset by business growth costs, inflationary pressures, the impact of Lloyds
Wealth (Schroders Personal Wealth), acquired in the fourth quarter of 2025 and higher operating lease depreciation. The increased operating lease depreciation reflected fleet growth, the depreciation of higher value vehicles and declines in used car prices, partially offset by risk mitigation actions.
A remediation charge of £11 million was recognised by the Group in the first three months of 2026 (three months to
31 March 2025: £nil) across a small number of pre-existing rectification programmes. There has been no change to the provision for motor finance commission arrangements, following the announcement of the final rules of the industry wide redress scheme. However, there remain a number of uncertainties including response rates, operational costs, litigation and the result of challenge from other parties which could impact the ultimate outcome.
The impairment charge was £294 million (three months to 31 March 2025: £310 million). The charge remains low due to continued strong and stable credit performance across portfolios and benefits from quarterly model calibrations reflecting this performance. The charge includes the impact of the deterioration in economic outlook as a result of the Middle East conflict, partly offset by the release of the post model adjustment for global tariff and political disruption risks now considered to be adequately captured within assumptions and resulting modelled provisions.

Page 5 of 9
FINANCIAL REVIEW (continued)
Balance sheet
As at 31 March 2026, total assets were £968,125 million, £24,053 million higher compared to 31 December 2025
(31 December 2025: £944,072 million). Financial assets at amortised cost were £565,121 million, £11,449 million higher (31 December 2025: £553,672 million), including increases in loans and advances to customers of
£4,950 million, reverse repurchase agreements of £3,941 million, debt securities of £1,666 million and loans and advances to banks of £892 million. Loans and advances to customers included growth of £1,614 million in UK mortgages in a period with significant maturities, alongside growth across credit cards, UK Retail unsecured loans,
UK Motor Finance and the European retail business totalling £1,751 million. Lending balances also increased in
Commercial Banking by £2,814 million, reflecting growth across Corporate and Institutional Banking and Business and Commercial Banking, net of continued government-backed lending repayments. These increases were partially offset by movements in the central fair value hedge resulting from rising swap rates.
Financial assets held at fair value through profit or loss at £238,626 million decreased by £1,787 million during the period, with lower assets held to back insurance and investment contract liabilities reflecting market movements, partially offset by increased reverse repurchase agreements in the banking business.
Derivative financial assets were £2,580 million higher at £22,307 million versus the prior period, driven by market movements in the period. Cash and balances at central banks increased by £5,467 million to £62,128 million and financial assets at fair value through other comprehensive income of £35,442 million decreased by £878 million, reflecting changes in liquidity holdings. Other assets were £7,222 million higher, largely reflecting increased settlement balances.
Total liabilities were £919,894 million, £23,689 million higher over the period (31 December 2025:
£896,205 million). Customer deposits of £495,924 million decreased by £533 million in the quarter. Retail deposits of £322,131 million were down by £3,037 million, including a reduction in Retail UK savings account balances given
Group participation decisions in the fixed term deposit market. Retail UK current account balances increased by
£616 million, supported by the strength of the Group’s franchise and proposition. Commercial Banking deposits of
£173,392 million were up £2,329 million in the quarter, resulting from Corporate and Institutional Banking growth, partially offset by seasonal net outflows in Business and Commercial Banking. Repurchase agreements at amortised cost increased by £2,444 million to £41,014 million (31 December 2025: £38,570 million).
Financial liabilities at fair value through profit or loss increased to £31,425 million (31 December 2025:
£27,909 million) as a result of increased trading activity and derivative financial liabilities increased by
£3,436 million to £19,568 million as a result of market movements. Liabilities arising from insurance and investment contracts decreased by £4,960 million, reflecting the corresponding decrease in the assets held to back these liabilities. Other liabilities increased by £5,502 million to £31,771 million, largely due to increased settlement balances. Debt securities in issue at amortised cost increased by £13,613 million to £91,884 million, due to new issuances in the period, while subordinated liabilities decreased to £8,868 million as a result of redemptions in the period.
Total equity of £48,231 million at 31 March 2026 increased by £364 million (31 December 2025: £47,867 million).
Profit for the period and a higher pension surplus were partially offset by the impact of the ordinary share buyback programme and the unwind of the cash flow hedge reserve.

Page 6 of 9
FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.4% at 31 March 2026 (31 December 2025:
14.0%). Banking business profits for the first three months were more than offset by the accrual for the foreseeable ordinary dividend, the full impact of the announced ordinary share buyback in respect of 2025 and an increase in risk-weighted assets.
The Group’s total capital ratio reduced to 18.2% at 31 March 2026 (31 December 2025: 18.9%) reflecting the decrease in CET1 capital and the increase in risk-weighted assets. The MREL ratio reduced to 31.7% at 31 March
2026 (31 December 2025: 32.2%) with the increase in MREL resources, reflecting the increase in other eligible liabilities net of the decrease in CET1 capital, more than offset by the increase in risk-weighted assets.
Risk-weighted assets increased by £5,274 million to £240,787 million at 31 March 2026 (31 December 2025:
£235,513 million), largely reflecting the impact of strong customer lending growth in a period with limited planned optimisation.
The Group’s UK leverage ratio reduced to 5.1% at 31 March 2026 (31 December 2025: 5.4%), reflecting the decrease in total tier 1 capital and an increase in the leverage exposure measure. The latter primarily reflects increases across securities financing transactions, loans and advances, other assets and off-balance sheet items, due in part to strong customer lending growth.

Page 7 of 9
ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2026.
The Group’s Q1 2026 Interim Pillar 3 Disclosures can be found at: www.lloydsbankinggroup.com/investors/
financial-downloads.html.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2025 Annual Report on Form 20-F.
2.Loans and advances to customers and expected credit loss allowance

At 31 March 2026	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	287,440	29,116	4,010	4,885	325,451	8.9	1.2
Credit cards	15,598	2,267	296	–	18,161	12.5	1.6
UK unsecured loans and overdrafts	10,972	1,404	190	–	12,566	11.2	1.5
UK Motor Finance	14,401	2,903	139	–	17,443	16.6	0.8
Other	22,099	400	134	–	22,633	1.8	0.6
Retail	350,510	36,090	4,769	4,885	396,254	9.1	1.2
Business and Commercial Banking	24,711	3,368	946	–	29,025	11.6	3.3
Corporate and Institutional Banking	62,137	1,986	748	–	64,871	3.1	1.2
Commercial Banking	86,848	5,354	1,694	–	93,896	5.7	1.8
Other[1]	(740)	–	–	–	(740)
Total gross lending	436,618	41,444	6,463	4,885	489,410	8.5	1.3

Customer related ECL allowance (drawn and undrawn)
UK mortgages	58	217	320	160	755
Credit cards	210	279	132	–	621
UK unsecured loans and overdrafts	175	227	106	–	508
UK Motor Finance[2]	200	150	78	–	428
Other	18	10	31	–	59
Retail	661	883	667	160	2,371
Business and Commercial Banking	80	161	117	–	358
Corporate and Institutional Banking	100	122	254	–	476
Commercial Banking	180	283	371	–	834
Other	1	–	–	–	1
Total	842	1,166	1,038	160	3,206

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %
UK mortgages	–	0.7	8.0	3.3	0.2
Credit cards	1.3	12.3	44.6	–	3.4
UK unsecured loans and overdrafts	1.6	16.2	55.8	–	4.0
UK Motor Finance	1.4	5.2	56.1	–	2.5
Other	0.1	2.5	23.1	–	0.3
Retail	0.2	2.4	14.0	3.3	0.6
Business and Commercial Banking	0.3	4.8	12.4	–	1.2
Corporate and Institutional Banking	0.2	6.1	34.0	–	0.7
Commercial Banking	0.2	5.3	21.9	–	0.9
Other		–	–	–
Total	0.2	2.8	16.1	3.3	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £242 million relating to provisions against residual values of vehicles subject to finance leases.

Page 8 of 9
ADDITIONAL FINANCIAL INFORMATION (continued)
3.Total ECL allowance by scenario
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
At 31 March 2026	3,223	2,468	2,862	3,659	5,263
At 31 December 2025	3,228	2,466	2,862	3,672	5,275
4.UK economic assumptions
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect events through to the balance sheet date, including those relating to the conflict in the Middle East. The Group has included assumptions for energy prices and war-related impacts in its quarter-end base case conditioning assumptions.
Reflecting the stagflationary consequences for the global and UK economies, the Group’s base case scenario is for a reduced expansion in gross domestic product (GDP) and a rise in the unemployment rate alongside more limited gains in residential and commercial property prices relative to the outlook as at 31 December 2025. Increases in energy prices lead to the re-emergence of inflationary pressures, with reductions in UK Bank Rate expected to be delayed until 2027. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements of the Group’s 2025 Annual Report and Accounts. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2026. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank
Rate are presented as at the end of each quarter.

At 31 March 2026	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%	First quarter 2027%	Second quarter 2027%	Third quarter 2027%	Fourth quarter 2027%

Gross domestic product growth	0.2	0.2	0.1	0.3	0.4	0.4	0.4	0.4
Unemployment rate	5.3	5.5	5.6	5.6	5.5	5.5	5.3	5.2
House price growth	1.0	0.5	0.2	0.7	0.3	1.1	1.4	1.4
Commercial real estate price growth	0.6	0.2	0.1	(0.3)	(0.4)	(0.3)	(0.3)	0.4
UK Bank Rate	3.75	3.75	3.75	3.75	3.75	3.75	3.50	3.50
CPI inflation	3.2	3.1	3.5	3.9	3.5	3.1	2.1	1.8

Page 9 of 9
ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2026	2026%	2027%	2028%	2029%	2030%	2026-2030 average %

Upside
Gross domestic product growth	1.1	2.4	1.7	1.6	1.6	1.7
Unemployment rate	4.7	3.6	3.2	3.1	3.2	3.6
House price growth	2.2	5.9	7.3	6.8	5.8	5.6
Commercial real estate price growth	5.6	5.6	3.2	1.7	0.3	3.2
UK Bank Rate	4.04	4.97	5.26	5.50	5.65	5.08
CPI inflation	3.5	2.9	2.4	3.1	3.3	3.0

Base case
Gross domestic product growth	0.5	1.2	1.5	1.6	1.7	1.3
Unemployment rate	5.5	5.4	5.0	4.7	4.5	5.0
House price growth	0.7	1.4	1.9	3.1	3.6	2.1
Commercial real estate price growth	(0.3)	0.4	1.3	0.7	(0.4)	0.4
UK Bank Rate	3.75	3.63	3.50	3.50	3.50	3.58
CPI inflation	3.4	2.6	1.8	2.2	2.3	2.5

Downside
Gross domestic product growth	(0.3)	(0.9)	0.7	1.4	1.7	0.5
Unemployment rate	6.3	7.8	7.7	7.2	6.8	7.1
House price growth	(0.5)	(3.3)	(5.8)	(3.2)	(0.7)	(2.7)
Commercial real estate price growth	(5.9)	(7.4)	(2.6)	(2.3)	(3.1)	(4.3)
UK Bank Rate	3.43	1.80	1.00	0.69	0.50	1.48
CPI inflation	3.4	2.5	1.2	1.0	0.8	1.8

Severe downside
Gross domestic product growth	(1.3)	(2.8)	0.3	1.3	1.6	(0.2)
Unemployment rate	7.4	10.5	10.4	9.7	9.0	9.4
House price growth	(1.6)	(7.6)	(12.6)	(8.9)	(5.0)	(7.2)
Commercial real estate price growth	(13.4)	(13.7)	(7.0)	(5.7)	(5.9)	(9.2)
UK Bank Rate	2.96	0.34	0.06	0.02	0.00	0.68
CPI inflation	3.4	2.3	0.3	(0.3)	(0.7)	1.0

Probability-weighted
Gross domestic product growth	0.3	0.5	1.2	1.5	1.7	1.0
Unemployment rate	5.7	6.1	5.8	5.4	5.2	5.7
House price growth	0.6	0.4	(0.2)	1.1	2.1	0.8
Commercial real estate price growth	(1.5)	(1.8)	(0.1)	(0.5)	(1.5)	(1.1)
UK Bank Rate	3.66	3.15	2.93	2.91	2.90	3.11
CPI inflation	3.4	2.7	1.7	1.9	1.9	2.3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	29 April 2026